FORM 4
[ ]Check box if no longer
   subject to Section 16.  Form 4
   or Form 5 obligations may
   continue.  See Instruction 1(b).

		     U.S. SECURITIES AND EXCHANGE COMMISSION
			     Washington, D.C. 20549

		  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
	     Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person  | 2. Issuer Name and Ticker or Trading
Kelly        Brian                 C.    |    Symbol
(Last)      (First)             (Middle) |
                                         |    Chris-Craft Industries, Inc.
    767 Fifth Ave., 46th Floor           |    (CCN)
           (Street)                      | ------------------------------------
                                         | 3. IRS or Social Security Number of
New York            NY            10153  |    Reporting Person (Voluntary)
(City)            (State)         (Zip)  |
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4. Statement of Month/Year | 5. If Amendment, Date of Original (Month/Year)
                           |
   07/98                   |
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6. Relationship of Reporting        | 7. Individual or Joint/Group Filing
   Person to Issuer                 |
   (Check all applicable)           |  x  Form filed by one Reporting Person
                                    | ---
      Director            10% Owner |
  ---                 ---           | --- Form filed by more than one
   x  Officer (give       Other     |     Reporting Person
  --- title below)    --- (specify  |
                          below)    |
  Vice President, Secretary and     |
  General Counsel                   |
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Table I - Non-Derivative Securties Acquired, Disposed of, or Beneficially Owned

1. Title of security     2.Transaction     3.Transaction      4.Securities       5.Amount of       6.Ownership     7.Nature of
                           Date              Code               Acquired (A)       Securities        Form:           Indirect
                          (Month/Day/Year)                      or Disposed        Beneficially      Direct (D)      Beneficial
                                                                of (D)             Owned at End      Indirect (I)    or Ownership
                                                                                   of Month
                                             Code   V       Amount    (A)  Price
								       or
								      (D)
Common stock              07/09/98           M              23,179    A    30.1914                   D
                          07/09/98           F               7,396    D    --        23,179          D
                                                                                      3,112          I               By trust*
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Reminder:  Report  on  a  separate  line  for  each  class of securities beneficially owned directly or indirectly. (Print or Type Responses)

FORM  4 (Continued)         Table II-Derivative Securities Acquired, Disposed
			      of, or Beneficially Owned (e.g. puts, calls,
			      warrants, options, convertible securities)

1. Title of               2.Conversion or     3.Transaction  4.Transaction  5.Number of        6.Date
   Derivative               Exercise Price      Date           Code           Derivative         Exercisable
   Security                 of Derivative       (Month/                       Securities         and Expiration
                            Security            Day/Year)                     Acquired (A)       Date
                                                                              or Disposed of     (Month/Day/Year)
                                                                              (D)
                                                                                                 Date         Expiration
                                                                              (A)      (D)       Exercisable  Date
Employee stock option
  (right to buy)            30.1914              07/09/98       M                      7,727     07/14/94     07/14/98
                            30.1914              07/09/98       M                      7,726     07/14/95     07/14/98
                            30.1914              07/09/98       M                      7,726     07/14/96     07/14/98
7.Title and Amount of Under-          8.Price of             9.Number of            10.Ownership     11.Nature
  lying Securities                      Derivative             Derivative              Form of          of
                                        Security               Securities              Derivative       Indirect
                                                               Beneficially            Security:        Beneficial
							       Owned at End            Direct (D)       Ownership
                                                               of Month                or
                                                                                       Indirect (I)

Title            Number
		 of Shares
Common stock     7,727                  --                     -0-                     D
Common stock     7,726                  --                     -0-                     D
Common stock     7,726                  --                     -0-                     D

Explanation of Responses:
* Held in issuer's employee stock purchase plan as of March 31, 1998.
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**Intentional misstatements or omissions of facts constitute Federal
Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



         /s/ Brian C. Kelly                   August 01, 1998
-------------------------------------        -----------------
   **Signature of Reporting Person                  Date